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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ctrip.com International, Ltd.

(Name of Issuer)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

22943F100

(CUSIP Number)

November 25, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 22943F100	13G

1.	Name of Reporting Person: Carlyle Offshore Partners II, Limited IRS Identification Number of Above Person: N/A

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 5,412,235 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,412,235

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,412,235

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 16.63%

12.	Type of Reporting Person OO (Cayman Islands Exempt Company)

CUSIP No. 22943F100	13G

1.	Name of Reporting Person: TCG Holdings Cayman, L.P. IRS Identification Number of Above Person: N/A

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 5,412,235 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,412,235

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,412,235

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 16.63%

12.	Type of Reporting Person PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 22943F100	13G

1.	Name of Reporting Person: TC Group Cayman, L.P. IRS Identification Number of Above Person: N/A

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 5,412,235 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,412,235

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,412,235

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 16.63%

12.	Type of Reporting Person PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 22943F100	13G

1.	Name of Reporting Person: CIPA Ltd. IRS Identification Number of Above Person: N/A

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 5,412,235 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,412,235

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,412,235

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 16.63%

12.	Type of Reporting Person OO (Cayman Islands Exempt Company)

CUSIP No. 22943F100	13G

1.	Name of Reporting Person: CIPA General Partner, L.P. IRS Identification Number of Above Person: N/A

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 5,412,235 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,412,235

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,412,235

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 16.63%

12.	Type of Reporting Person PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 22943F100	13G

1.	Name of Reporting Person: Carlyle Asia Venture Partners I, L.P. IRS Identification Number of Above Person: N/A

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 5,102,458 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,102,458

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,102,458

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 15.68%

12.	Type of Reporting Person PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 22943F100	13G

1.	Name of Reporting Person: CIPA Co-Investment, L.P. IRS Identification Number of Above Person: N/A

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 309,777 7. Sole Dispositive Power 0 8. Shared Dispositive Power 309,777

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 309,777

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 0.95%

12.	Type of Reporting Person PN (Cayman Islands Exempt Limited Partnership)

SCHEDULE 13G

Item 1(a).	Name of Issuer: Ctrip.com International, Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3F, Building 63-64 No. 421 Hong Cao Road Shanghai 200233, People’s Republic of China

Item 2(a).	Name of Person Filing:

Carlyle Offshore Partners II, Ltd. TCG Holdings Cayman, L.P. TC Group Cayman, L.P. CIPA Ltd. CIPA General Partner, L.P. Carlyle Asia Venture Partners I, L.P. CIPA Co-Investment, L.P.

Item 2(b).	Address of Principal Business Office:

c/o The Carlyle Group 1001 Pennsylvania Ave, NW Suite 220 South Washington, D.C. 20004-2505

Item 2(c).	Citizenship:

Carlyle Offshore Partners II, Ltd. – Cayman Islands

TCG Holdings Cayman, L.P. – Cayman Islands

TC Group Cayman, L.P. – Cayman Islands

CIPA Ltd. – Cayman Islands

CIPA General Partner, L.P. – Cayman Islands

Carlyle Asia Venture Partners I, L.P. – Cayman Islands

CIPA Co-Investment, L.P. – Cayman Islands

Item 2(d).	Title of Class of Securities

Ordinary Shares, Par Value $0.01 Per Share

Item 2(e).	CUSIP Number 22943F100

Item 3.	Not applicable.

[Remainder of this page has been left intentionally blank.]

Item 4.	Ownership

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Offshore Partners II, Ltd.	5,412,235	16.63%	0	5,412,235	0	5,412,235
TCG Holdings Cayman, L.P.	5,412,235	16.63%	0	5,412,235	0	5,412,235
TC Group Cayman, L.P.	5,412,235	16.63%	0	5,412,235	0	5,412,235
CIPA Ltd.	5,412,235	16.63%	0	5,412,235	0	5,412,235
CIPA General Partner, L.P.	5,412,235	16.63%	0	5,412,235	0	5,412,235
Carlyle Asia Venture Partners I, L.P.	5,102,458	15.68%	0	5,102,458	0	5,102,458
CIPA Co-Investment, L.P.	309,777.95%		0	309,777	0	309,777

Carlyle Asia Venture Partners I, L.P. (“Asia Ventures”) and CIPA Co-Investment, L.P. (“CIPA”), each a Cayman Islands exempt limited partnership, are the record owners of 5,102,458 shares and 309,777 shares, respectively, of Ctrip.com International, Ltd.

CIPA General Partner, L.P. is the sole general partner of both Asia Ventures and CIPA. The sole general partner of CIPA General Partner, L.P. is CIPA Ltd., a limited company that is wholly owned by TC Group Cayman, L.P. The sole general partner of TC Group Cayman, L.P. is TCG Holdings Cayman, L.P. Carlyle Offshore Partners II, Limited is the sole general partner of TCG Holdings Cayman, L.P. and has voting and dispositive power over the shares held by Asia Ventures and CIPA through its control of TCG Holdings Cayman, L.P.

William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Allan M. Holt, Jerome H. Powell and Bruce E. Rosenblum, as the managing directors of Offshore Partners, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Asia Ventures and CIPA. Such persons disclaim such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

Not applicable.

Item 8:	Identification and Classification of Members of the Group.

Not applicable.

Item 9:	Notice of Dissolution of Group

Not applicable.

Item 10:	Certification

Not applicable.

Signature Page 1 of 2

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

CARLYLE OFFSHORE PARTNERS II, LTD.

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

TCG HOLDINGS CAYMAN, L.P.

By:	Carlyle Offshore Partners II, Ltd., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

TC GROUP CAYMAN, L.P.

By:	TCG Holdings Cayman, L.P., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

Signature Page 2 of 2

CIPA LTD.

By:	TC Group Cayman, L.P., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

CIPA GENERAL PARTNER, L.P.

By:	CIPA Ltd., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

CARLYLE ASIA VENTURE PARTNERS I, L.P.

By:	CIPA General Partner, L.P., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

CIPA CO-INVESTMENT, L.P.

By:	CIPA General Partner, L.P., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.01 per share, of Ctrip.com International, Ltd, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page 1 of 2

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of February, 2004.

CARLYLE OFFSHORE PARTNERS II, LTD.

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

TCG HOLDINGS CAYMAN, L.P.

By:	Carlyle Offshore Partners II, Ltd., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

TC GROUP CAYMAN, L.P.

By:	TCG Holdings Cayman, L.P., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

Signature Page 2 of 2

CIPA LTD.

By:	TC Group Cayman, L.P., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

CIPA GENERAL PARTNER, L.P.

By:	CIPA Ltd., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

CARLYLE ASIA VENTURE PARTNERS I, L.P.

By:	CIPA General Partner, L.P., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director

CIPA CO-INVESTMENT, L.P.

By:	CIPA General Partner, L.P., as its General Partner

By:	/s/ Daniel A. D’Aniello

Name:	Daniel A. D’Aniello
Title:	Managing Director